Allianz Life Insurance Company of North America

Erik Nelson
Senior Counsel
Corporate Legal
5701 Golden Hills Drive
Minneapolis, MN  55416-1297

Telephone: 763-765-7453
Telefax: 763-765-6355
erik_nelson@allianzlife.com
www.allianzlife.com

July 13, 2012

Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street NE
Washington, DC  20549

Re:    Request for Withdrawal of the Application for an Order of Approval and Exemption (Application No. 812-13897), filed on May 3, 2011 pursuant to Sections 26(c) and 17(b) of the Investment Company Act of 1940, by Allianz Life Insurance Company of North America, Allianz Life Insurance Company of New York, Allianz Variable Insurance Products Fund of Funds Trust, Allianz Variable Insurance Products Trust, and Allianz Life Variable Accounts A, B & C.

Dear Sir/Madam:

Pursuant to Rule 477, we hereby request the withdrawal of the above referenced application for exemption and order of approval that was filed with the Securities and Exchange Commission on May 3, 2011 in connection with several proposed fund substitutions.

If you have any questions or comments, please feel free to contact the undersigned.

Sincerely,

Allianz Life Insurance Company of North America

By:  /s/ Erik Nelson
     ______________________________________________